SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    )*

                             PACER TECHNOLOGY
                             __________________
                              (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                       ______________________________
                       (Title of Class of Securities)

                                 693905101
                               _____________
                               (CUSIP Number)

                            WILLIAM B. MASTERS
                         JONES, WALKER, WAECHTER,
                    POITEVENT, CARRERE & DENEGRE, L.L.P.
                          201 ST. CHARLES AVENUE
                           NEW ORLEANS, LA 70170
                              (504) 582-8000
                              ______________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              MARCH 15, 1999
                              ______________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of S.S. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  693905101

     1)   Names of Reporting Persons .................... Talisman Capital Ltd.
          I.R.S. Identification Nos. of Above Persons (entities only) .....

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ...........................................              _____
          (b) ...........................................              _____

     3)   SEC Use Only

     4)   Source of Funds (See Instructions).............                 OO

     5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e) .........................              _____

     6)   Citizenship or Place of Organization ..........     British Virgin
                                                                  Islands


 Number of     (7)  Sole Voting Power ...................                  0
Shares Bene-
 ficially      (8)  Shared Voting Power .................            857,500
 Owned by
Each Reporting (9)  Sole Dispositive Power ..............                  0
  Person
   With       (10)  Shared Dispositive Power ............            857,500

   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person ................................            857,500

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions).......             ______

   13)  Percent of Class Represented by Amount
        in Row 11 .......................................               5.38%

   14)  Type of Reporting Person (See Instructions) .....                 CO

CUSIP No.:  693905101

   1)   Names of Reporting Persons ...................... Talisman Capital Inc.
        I.R.S. Identification Nos. of Above Persons (entities only) .......

   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) .............................................              _____
        (b) .............................................              _____

   3)   SEC Use Only

   4)   Source of Funds (See Instructions)...............                 OO

   5)   Check  if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e) ...........................              _____

   6)   Citizenship or Place of Organization ............           Delaware

 Number of     (7)  Sole Voting Power ...................                  0
Shares Bene-
 ficially      (8)  Shared Voting Power .................            857,500(1)
 Owned By
Each Reporting (9)  Sole Dispositive Power ..............                  0
  Person
   With       (10)  Shared Dispositive Power ............            857,500(1)

   11)  Aggregate Amount Beneficially Owned by Each
        Reporting Person ................................            857,500(1)

   12)  Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions) ......             ______

   13)  Percent of Class Represented by Amount
        in Row 11 .......................................               5.38%

   14)  Type of Reporting Person (See Instructions) .....                 CO

CUSIP No.:  693905101

     1)   Names of Reporting Persons ....................    Geoffrey Tirman
          I.R.S. Identification Nos. of Above Persons (entities only) ....

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ...........................................              _____
          (b) ...........................................              _____

     3)   SEC Use Only

     4)   Source of Funds (See Instructions) ............                 OO


     5)   Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e) .........................              _____

     6)   Citizenship or Place of Organization ..........      United States


 Number of     (7)  Sole Voting Power ...................                  0
Sahres Bene-
 ficially      (8)  Shared Voting Power .................            857,500(2)
 Owned by
Each Reporting (9)  Sole Dispositive Power ..............                  0
  Person
   With       (10)  Shared Dispositive Power ............            857,500(2)


11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person ...................................            857,500(2)

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions) .........             ______

13)  Percent of Class Represented by Amount
     in Row 11 ..........................................               5.38%

14)  Type of Reporting Person (See Instructions) ........                 IN

(1)  Solely in its capacity as the investment manager of Talisman Capital Ltd.
(2)  Solely in his capacity as the sole stockholder of Talisman Capital Inc.


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The Issuer's principal executive office is located at 9420 Santa Anita Avenue, Rancho Cucamonga, California 91730.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) This statement is being filed by Talisman Capital Ltd., a corporation formed under the laws of the British Virgin Islands
("Talisman");  Talisman Capital Inc., a Delaware corporation (the
"Investment Manager"); and Geoffrey Tirman (together with Talisman and the Investment Manager, the "Reporting Persons").

     Talisman's principal business is the investment in the securities of
private and public companies.    The principal business address of Talisman
is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand
Cayman, BWI.

     Clive Harris is a director of Talisman. The present principal occupation or employment of Mr. Harris is partner of Paul Harris & Company, a Cayman Islands firm of Chartered Accountants, and Managing Director of International Management Services Ltd. The principal business address of Mr. Harris and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     Martin Lang is a director of Talisman. The present principal occupation or employment of Mr.Lang is Company Manager of International Management Services Ltd. The principal business address of Mr. Lang and International Management Services Ltd is Harbour Centre, 4th Floor, PO Box 61 GT North Church Street, Grand Cayman, BWI.

     The Investment Manager's principal business is the management of the investment and reinvestment of Talisman's assets. Mr. Tirman is the sole stockholder of the Investment Manager, and his principal occupation is as the principal officer of the Investment Manager responsible for such activities. The principal business address of the Investment Manager and Mr. Tirman is 16101 LaGrande Drive, Suite 100, Little Rock, Arkansas 72211.

     (d) None of the persons or entities named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Geoffrey Tirman is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock which may be deemed beneficially owned by the Reporting Persons were acquired in open market purchases for cash. The sources of the funds used to purchase the shares of Common Stock were (i) investments by the limited partners of Talisman's shareholders and (ii) proceeds of transactions with respect to prior investments of Talisman.

ITEM 4.   PURPOSE OF TRANSACTION.

       The securities covered by this statement were acquired by for the purpose of investment. However, the Reporting Persons are concerned with the poor performance of the Issuer's stock and, accordingly, have advised the board of directors of their concern and informed it that they expect the board to undertake measures that will ensure the Issuer's true value is reflected in its share price, including the following:

     (1) Consider and develop strategic policies and proposals intended to enhance stockholder value in the long or short term including, without limitation, (a) proposals for sale, merger or other strategic restructuring of the Issuer, (b) sale of substantially all of the Issuer's assets, (c) divestiture of certain product lines in order to focus management's efforts on the remaining product lines, or (d) a purchase by the Issuer of shares of its stock, either through a tender offer or on the open market.

     (2) Engage advisors to advise and assist the board of directors, which advisors may include, among others, an investment banking firm that will pursue strategic combinations for the Issuer.

     (3) Review the performance of the senior management, and make such changes as are necessary to take advantage of available opportunities and to meet challenges in order to keep pace with changes in the industries that the Issuer serves.

     (4) Utilize the Issuer's resources in a more efficient manner in an effort to grow the Issuer's earnings per share to match its growth in net revenues.

     The Reporting Persons intend to continue to evaluate the investment in Common Stock based on the Issuer's financial condition, results of operations and prospects as well as other then existing or anticipated facts or circumstances, including general economic, market and other financial conditions. Accordingly, the Reporting Persons reserve the right to change their plans and intentions with respect to the investment in Common Stock at any time, as they deem appropriate. In particular, the Reporting Persons may, at any time and from time to time acquire or dispose of additional shares of Common Stock. There can be no assurance that the Reporting Persons will increase or decrease their investment in the Issuer.

     The Reporting Persons reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interest.

     Except as described in this Item 4 or elsewhere in this Schedule 13D, the Reporting Persons currently have no plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Because the Investment Manager is the sole investment manager with regard to Talisman's assets, the Investment Manager may be deemed to beneficially own the shares of Common Stock beneficially owned by Talisman. Because Geoffrey Tirman is the sole stockholder of the Investment Manager, he may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by the Investment Manager. Geoffrey Tirman and the Investment Manager disclaim beneficial ownership of the Common Stock beneficially owned by Talisman except to the extent of their actual individual pecuniary interest therein.

     Based upon the information contained in the Issuer's Form 10-Q for the quarter ended December 31, 1998 that there were 15,939,475 shares of Common Stock issued and outstanding as of December 31, 1998, each Reporting Person may be deemed to own 5.38% of the outstanding shares of Common Stock.

     The Investment Manager, as the manager of the assets of Talisman, has the right to direct the vote of and dispose of the Common Stock beneficially owned by Talisman. Geoffrey Tirman, as the sole stockholder of the Investment Manager, has the right to direct the vote of and dispose of the Common Stock deemed beneficially owned by the Investment Manager.

     Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

DATE      TRANSACTION    NO. OF SHARES       PRICE/SHARE

2/26/99        Purchase         2,500             $1.249
3/10/99        Purchase       37,500              $1.126
3/12/99        Purchase         5,000             $1.155
3/15/99        Purchase       48,600              $1.155
3/16/99        Purchase       31,000              $1.0625


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and Item 5 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 1999         TALISMAN CAPITAL LTD.



                              By:  TALISMAN CAPITAL INC.

                                   By:     /s/ Geoffrey Tirman
                                   ___________________________________
                                        Name:  Geoffrey Tirman
                                        Title: Chief Executive Officer


                              TALISMAN CAPITAL INC.



                                   By:     /s/ Geoffrey Tirman
                                   ___________________________________
                                        Name:  Geoffrey Tirman
                                        Title: Chief Executive Officer




                                   /s/ Geoffrey Tirman
                                   ____________________
                                       GEOFFREY TIRMAN